Exhibit 3.1

AMENDMENT TO
BYLAWS OF TRIAD GUARANTY INC.

Article III, Section 1 of the Bylaws is amended to read as follows:

"The number of directors constituting the whole board shall be fixed from time to time by resolution adopted by the affirmative majority of the entire board of directors, except that the number of directors shall not be less than one nor more than nine. Such directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and shall hold office until their successors are elected and qualified or until their earlier resignation or removal. Directors need not be stockholders."